Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-263130

Pricing Term Sheet

(To preliminary prospectus supplement, dated March 1, 2022,

and prospectus, dated March 1, 2022)

$750,000,000

2.650% Notes due 2032

Issuer:	CME Group Inc.

Security Type:	SEC Registered Senior Unsecured Notes

Trade Date:	March 1, 2022

Settlement Date:	March 8, 2022 (T+5)

Principal Amount:	$750,000,000

Maturity Date:	March 15, 2032

Interest Rate Per Annum:	2.650%

Interest Payment Dates:	Semiannually, on March 15 and September 15 of each year

First Interest Payment Date:	September 15, 2022 (long first coupon)

Optional Redemption:	Make-whole redemption at any time prior to December 15, 2031 (three months prior to the maturity date of the notes) at a discount rate equal to the Treasury Rate (as defined in the preliminary prospectus supplement) plus 15 bps. Redemption at par at any time commencing on December 15, 2031.

Public Offering Price:	99.677%

Proceeds to CME Group Inc. (before estimated expenses, after underwriting discount):	$742,702,500

Treasury Benchmark:	UST 1.875% due February 15, 2032

Treasury Benchmark Price and Yield:	101-17 / 1.707%

Re-offer Spread vs. Treasury Benchmark:	98 bps

Yield to Maturity:	2.687%

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest.

Day Count:	30/360

Payment Business Days:	New York

Payment Convention:	Following, Unadjusted

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	12572QAK1 / US12572QAK13

Ratings*:	Aa3 / AA-

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:

Loop Capital Markets LLC

U.S. Bancorp Investments, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

BNP Paribas Securities Corp.

Siebert Williams Shank & Co., LLC

Academy Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about March 8, 2022, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent failed settlement. Purchasers of such notes who wish to trade notes prior to the date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or by calling BofA Securities, Inc. toll free at 1-800-294-1322.